MITSUI & CO., LTD.

ADDRESS:
2-1, OTEMACHI 1-CHOME,
CHIYODA-KU, TOKYO,
100-8631
JAPAN

CERTIFICATE

I have the honor to deliver you this certificate, in the capacity of the Representative Director, Executive Managing Officer of Mitsui & Co. Ltd., a company duly incorporated under the laws of Japan and having its head office at 2-1, Otemachi 1-Chome, Chiyoda-ku, Tokyo, Japan ("Mitsui").

Under the Japanese laws, I have the authority to deliver on behalf of Mitsui this certificate to certify that:

Mr. Toru Kojima, in his functions of the General Manager of New Metals & Aluminium Division in the Tokyo head office, has full powers and authorities to do the following on behalf of Mitsui by the undersigned being conclusive evidence of their approval and authorization by Mitsui:

(a) To implement the transactions as per contemplated in the above-mentioned contracts, documents, instructions, notices, receipts, certificates, instruments and other papers and otherwise perform any and all obligations under such contracts, documents, instructions, notices, receipts, certificates, instruments and other papers, including to execute and file any schedules or reports on behalf of Mitsui as required under Sections 13(d) and Section 16 of the Securities Exchange Act of 1934, as amend: and

(b) To do or cause to be done any and all acts and things incidental or relating to paragraphs (a) and (b) that he may deem necessary or appropriate.

This certificate takes effect from 14th April 2026.

MITSUI & CO., LTD.

Tetsuya Fukuda
Representative Director,
Senior Executive Managing Officer